UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Markel Corporation

(Exact name of registrant as specified in its charter)

Virginia	001-15811	54-1959284

(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4521 Highwoods Parkway Glen Allen,Virginia	23060-6148

(Address of principal executive offices)	(Zip Code)

Thomas S. Gayner, President and Chief Investment Officer
(804) 747-0136

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_x_	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms "Markel," "we," "its," "us" and "our" refer to Markel Corporation and its consolidated subsidiaries.

The "Conflict Minerals Rule" means collectively Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold and wolframite, and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

We strongly disapprove of the violence in the Democratic Republic of the Congo (the "DRC") and adjoining countries and are committed to understanding the supply chain of Conflict Minerals. Markel is also committed to exercising due diligence on the source and chain of custody of any Conflict Minerals that conforms to a nationally or internationally recognized framework, and we take seriously our compliance obligations under the Conflict Minerals Rule.

Applicability of the Conflict Minerals Rule to Our Company

We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products. Therefore, a significant portion of our business activities do not involve manufacturing or contracting to manufacture products that contain Conflict Minerals. Through our wholly-owned subsidiary Markel Ventures, Inc. (Markel Ventures), we own controlling interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. These controlling interests include interests in a diverse portfolio of industrial and service companies from various industries, including manufacturers of (1) dredging equipment, (2) high-speed bakery equipment and (3) laminated furniture products.

We are subject to the Conflict Minerals Rule because some products manufactured by the Markel Ventures businesses contain Conflict Minerals that are necessary to the functionality or production of certain of the products manufactured by those businesses. We are not a significant user of Conflict Minerals in our in-scope products.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream participants. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors existing in such supply chains, we often have significant difficultly identifying participants upstream from our direct suppliers. In addition, we sometimes obtain parts from distributors, who are not themselves subject to the Conflict Minerals Rule and who are resistant to comply with our requests. These relationships provide a challenge to tracing our supply chain for compliance with the Rule. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our position on Conflict Minerals sourcing discussed above.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: www.markelcorp.com/conflictminerals. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

As indicated in the Conflict Minerals Report, for 2013, we were unable to determine the origin of the necessary Conflict Minerals contained in our in-scope products . However, none of the necessary Conflict Minerals contained in our in-scope products were affirmatively determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Markel Corporation
(Registrant)
By: /s/ Thomas S. Gayner	May 30, 2014
Name: Thomas S. Gayner Title: President and Chief Investment Officer

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013